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                                   FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Sanmina Corporation
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             (Exact name of Registrant as specified in its charter)

                Delaware                                  77-0228183
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(State of incorporation or organization)            (IRS Employer I.D. No.)

              2700 North First Street, San Jose, California, 95134
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                    (Address of principal executive offices)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:


                                      None
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                                (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:


        Preferred Stock Purchase Rights and Common Stock, $0.01 par value
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                                (Title of Class)


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       This Form 8-A/A amends and supplements the Registration Statement on Form
8-A filed by Sanmina Corporation (the "Company") on February 19, 1993 (the "Form 8-A").


ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.


       DESCRIPTION OF COMMON STOCK


              The certificate of incorporation of the Company authorizes the Company to issue up to 1,000,000,000 shares of common stock, $0.01 par value. As of April 30, 2001, there were approximately 319,689,599 shares of common stock issued and outstanding.

              The holders of shares of the Company's common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, the Company is not paying a dividend. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock of the Company. All outstanding shares are fully paid and non-assessable.

              The Common Stock does not have cumulative voting rights. As a result, the holders of more than 50% of the shares of Common Stock voting for the election of directors can elect all the directors if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any person or persons to the Board of Directors of the Company. Under Delaware law, unless otherwise provided in the Certificate of Incorporation, any action which may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action to be taken are signed by the holders of Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. The Company's Bylaws provide that, upon receipt of written notice from a stockholder wishing stockholder action to be taken by written consent, the Board of Directors has 10 days to set a record date for such action and may set the record date to be up to 10 days following the expiration of such period. The Company's Bylaws also provide that stockholders wishing to nominate directors or present proposals at the Company's annual meeting of stockholders must comply with certain notice requirements, including, among other things, timely delivery of written notice thereof not less than 45 days nor more than 75 days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of stockholders, subject to certain exceptions. These provisions could in certain circumstances have the effect of delaying, deferring, or preventing extraordinary corporate transactions such as a merger, reorganization, sale of substantially all of the Company's assets, or liquidation.

              Also, the Company is subject to the provisions of Section 203 of the Delaware General


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       Corporation Law. In general, Section 203 prohibits a publicly held
       Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the Company's stockholders.

              Further, as discussed below in the section entitled DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS, and specifically in the subsection entitled CERTAIN ANTI-TAKEOVER EFFECTS, outstanding Rights (defined below) may have certain anti-takeover effects. These anti-takeover effects could in certain circumstances have the effect of delaying, deferring, or preventing extraordinary corporate transactions such as a merger, reorganization, sale of substantially all of the Company's assets, or liquidation. Additional explanation is provided in the subsection entitled CERTAIN ANTI-TAKEOVER EFFECTS.

              The Rights will be transferred with the transfer of Common Shares until the Distribution Date (defined below). Additional explanation of the Rights is provided in the section entitled DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS. Additional explanation of the transfer of Rights with the Common Shares until the Distribution Date is provided in the subsection entitled RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES.



       DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS

              On May 17, 2001 pursuant to a Preferred Stock Rights Agreement (the "Rights Agreement") between the Company" and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, par value $0.01 per share ("Common Shares"), of the Company. The dividend is payable on June 15, 2001 (the "Record Date"), to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $200.00 (the "Purchase Price"), subject to adjustment.

              The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.2 to this Registration Statement and is incorporated herein by reference.

       RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

              The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and


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       Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

       DISTRIBUTION DATE

              The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by the Company's Board of Directors) after a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's then outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

       ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

              As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and this summary alone will evidence the Rights from and after the Distribution Date. All Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) June 15, 2011, (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

       INITIAL EXERCISE OF THE RIGHTS

              Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

       RIGHT TO BUY COMPANY COMMON SHARES

              Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.


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       RIGHT TO BUY ACQUIRING COMPANY STOCK

              Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

       EXCHANGE PROVISION

              At any time after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

       REDEMPTION

              At any time on or prior to the Close of Business on the earlier of
       (i) the fifth day following the attainment of 15% or more of the Company's then outstanding Common Shares by an Acquiring Person (or such later date as may be determined by action of the Company's Board of Directors and publicly announced by the Company), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

       ADJUSTMENTS TO PREVENT DILUTION

              The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

       CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

              No fractional Common Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

       NO SHAREHOLDERS' RIGHTS PRIOR TO EXERCISE

              Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.


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       AMENDMENT OF RIGHTS AGREEMENT

              The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

       RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED

              Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

       NO VOTING RIGHTS

              Rights will not have any voting rights.

       CERTAIN ANTI-TAKEOVER EFFECTS

              The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

              The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

              However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

              Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.


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ITEM 2. EXHIBITS


       3.1(a)  Restated Certificate of Incorporation of Sanmina Corporation.(1)

       3.1(b)  Certificate of Amendment of the Restated Certificate of
               Incorporation of Sanmina Corporation.(2)

       3.2     Amended and Restated Bylaws of Sanmina Corporation.

       4.1     Specimen Stock Certificate.

       4.2 Preferred Stock Rights Agreement, dated as of May 17, 2001, between Sanmina Corporation and Wells Fargo Bank, Minnesota, N.A.
               including the Certificate of Designation, the form of Rights
               Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.






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(1) Incorporated by reference to Exhibit 3.2 to Sanmina's Report on Form 10-K for the fiscal year ended September 30, 1996.

(2) Incorporated by reference to Exhibit 3.1(a) to Sanmina's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.


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                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                        SANMINA CORPORATION

                                        Date: May 25, 2001

                                        By:   /s/ Randy W. Furr
                                              ----------------------------------
                                              Randy W. Furr
                                              President


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                                   Exhibit Index


       3.1(a)  Restated Certificate of Incorporation of Sanmina Corporation.(1)

       3.1(b)  Certificate of Amendment of the Restated Certificate of
               Incorporation of Sanmina Corporation.(2)

       3.2     Amended and Restated Bylaws of Sanmina Corporation.

       4.1     Specimen Stock Certificate.

       4.2 Preferred Stock Rights Agreement, dated as of May 17, 2001, between Sanmina Corporation and Wells Fargo Bank, Minnesota, N.A.
               including the Certificate of Designation, the form of Rights
               Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.






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(1) Incorporated by reference to Exhibit 3.2 to Sanmina's Report on Form 10-K for the fiscal year ended September 30, 1996.

(2) Incorporated by reference to Exhibit 3.1(a) to Sanmina's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.